August 14, 2006

VIA: EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Washington, D.C. 20549-0405

Attn: John Reynolds, Assistant Director

RE:	Dekania Corp.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-137794

Filed August 14, 2006

Dear Mr. Reynolds:

On behalf of Dekania Corp. (the “Company”), we wish to respond to your comment letter dated July 20, 2006 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response. Internal page references are to the EDGAR version of Amendment No. 1 to the registration statement.

We are enclosing four courtesy copies, in both clean and blacklined form, of the amended registration statement.

We are also separately sending to the staff in hard copy format the secondary sources referred to as Exhibits A and B to this letter.

General

1.	Prior to the effectiveness of this registration statement, please provide a copy of the letter from the NASD, or arrange a call from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.

Before effectiveness of the registration statement, the Company will provide the requested letter from the NASD or arrange a call from the NASD confirming the matters to which you refer.

Securities and Exchange Commission

August 14, 2006

2.	Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.

The Company stated in the registration statement that it intends to apply to have the units listed on the American Stock Exchange, or AMEX. The Company filed its listing application with AMEX on June 21, 2006 and, accordingly, the Company has modified the registration statement on the cover page of the prospectus and at page 39 to provide that disclosure. The Company expects to satisfy at least two of the AMEX listing standards, as follows:

Standard	Company Action
Listing Standard 3 (AMEX §101(c))

• Size: Stockholders’ equity of at least $4,000,0000	• At the close of the initial public offering, the stockholders’ equity will be approximately $92,100,000 (assuming no exercise of the underwriters’ over-allotment option).

• Total Value of Market Capitalization: $50,000,000	• At the close of the initial public offering of 9,700,000 units, at an offering price of $10.00 per unit, the total market capitalization of the Company will be at least $97,000,000.

• Aggregate Market Value of Publicly Held Shares: $15,000,000

•     The Company expects to sell 9,700,000 units to the public (assuming no exercise of the underwriters’ over-allotment option) at a price of $10.00 per unit. On this basis, the aggregate market value of publicly held shares will be at least $97,000,000.

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August 14, 2006

•      Distribution: Minimum distribution of 500,000 shares, together with a minimum of 800 public shareholders or minimum public distribution of 1,000,000 shares together with a minimum of 400 public shareholders

•      The Company’s distribution of units in its initial public offering will exceed 1,000,000 units as the Company is offering 9,700,000 units. The Company has been advised by the underwriters that they expect there will be no fewer than 400 public shareholders. The Company will achieve these criteria by utilizing its underwriters’ retail sales offices, institutional departments and the underwriting syndicate that is currently being organized.

• Stock Price/Market Value of Shares Publicly Held: minimum market price of $2 per share	• The Company is offering its units at purchase price of $10.00 per unit.

Listing Standard 4 (AMEX §101(d))

• Total Value of Market Capitalization: $75,000,000 or total assets and total revenue equal to $75,000,000 each in its last fiscal year, or in two of its last three fiscal years

•      At the close of the initial public offering of 9,700,000 units, at the offering price of $10.00 per unit, the total market capitalization will be at least $97,000,000 without including any exercise of the underwriters’ over-allotment option.

• Aggregate Market Value of Publicly Held Shares: $20,000,000

•      The Company expects to sell 9,700,000 units to the public (not including any exercise of the underwriters’ over-allotment option) at a price of $10.00 per unit. On this basis, the aggregate market value of publicly held shares will be at least $97,000,000.

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August 14, 2006

•      Distribution: Minimum distribution of 500,000 shares, together with a minimum of 800 public shareholders or minimum public distribution of 1,000,000 shares together with a minimum of 400 public shareholders

•      The Company’s distribution of units in its initial public offering will exceed 1,000,000 units as the Company is offering 9,700,000 units and expects to have a minimum of 400 public shareholders. The Company will achieve these criteria by utilizing its underwriters’ retail sales offices, institutional departments and the underwriting syndicate that is currently being organized.

• Stock Price/Market Value of Shares Publicly Held: minimum market price of $3 per share	• The Company is offering its units at purchase price of $10.00 per unit.

3.	Please add disclosure identifying the purpose of naming a “sponsor” for the transaction. Also describe the legal consequences of having a sponsor for the transaction and the legal consequences to Cohen Bros. Acquisitions, LLC, of being named as the sponsor.

The Company has revised the front cover of the prospectus to indicate that Cohen Bros. Acquisitions, LLC formed and organized the Company.

The Company believes that the legal consequence of having a sponsor is compliance with the disclosure requirements of Regulation S-K (see, e.g. Items 404(d) and 508(i)) and believes that it has heretofore supplied all such required disclosure.

4.	We note that throughout the prospectus you indicate that the company is obligated to combine with a company with a fair market value equal to at least 80% of the amount in the Trust Account. This is in contrast to the other “BCC” offerings where the 80% test is tied to the net assets of the blank check company. Please describe the differences, if any, that result from applying the 80% test to the amount in the Trust Account as opposed to the net assets of the company. We may have further comment.

Securities and Exchange Commission

August 14, 2006

The Company believes the valuation standard of 80% of the balance in the trust account provides more clarity to the public investors by eliminating the potential for ambiguity inherent in determining its “net” assets. The determination of “net” assets requires a calculation of the Company’s liabilities, which will not be known at the date of consummation of the offering and which may be subject to differing interpretations and may depend on the Company’s assessment and characterization of contingent liabilities. The primary differences between the two standards relate to exclusion of liabilities (other than the deferred underwriting compensation) and the exclusion of any proceeds outside of the Trust Account and any interest income thereon. The Company does not expect interest income on the proceeds outside of the trust to be material. In addition, at the time of a business combination, the Company will likely have used a significant portion of the proceeds outside of the trust to cover expenses and may have incurred significant liabilities. Hence, the Company does not believe there would be a material difference between the amount held in trust and its net assets. Further, if the Company incurs significant liabilities and expends most of the funds outside the trust, the “balance in trust” calculation would result in a figure that is greater than the “net assets” calculation, thus ensuring that a greater percentage of the amounts raised in the offering would be used to acquire a target business.

5.	In various places throughout the document, you reference the procedures by which you intend to dissolve and liquidate in the event that no business combination transaction is consummated. In discussing the timeframe and procedures for making such distributions to the stockholders, please make sure to include a discussion as to how such distribution will be conducted consistently with the provisions of Section 278 of the DGCL to which the company is subject, including specifically whether the company intends to make payments to creditors or provide for the payment of debts and liabilities prior to making such distributions. We may have further comment.

Since Section 278 of the DGCL provides only for the continuation of a corporation after dissolution for purposes of winding up its affairs, the Company believes that the comment meant to refer to Section 280 of the DGCL. The principal discussion in the registration statement on Section 280 and the timeframe and procedures for liquidation and the Company’s intention as to payment, or provision for payment, of debts and liabilities is set forth in “Proposed Business – Effecting a Business Combination – Plan of dissolution and liquidation if no

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August 14, 2006

business combination,” at pages 61-64 and specifically in the sixth and seventh paragraphs of that section, at pages 62 and 63. The Company notes in this regard that it intends to comply with the provisions of Section 281(b) of the DGCL, which is also disclosed in this section. Risk factor disclosure is set forth in “Risks Associated with Our Business – Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them,” at page 19.

6.	In discussing the provisions for paying any outstanding debts, expenses and liabilities related to a dissolution and liquidation of the company, please address what steps the company would take if such costs exceed both what was available outside of the trust and the $100,000 from the Trust Account allocated to cover such costs. We may have further comment.

The Company does not believe that its costs and expenses in causing the dissolution and liquidation of the Company, including preparing proxy materials for and conducting a stockholder’s vote, would reasonably be expected to exceed $100,000. The Company provides such disclosure both in “Summary – The Offering – Plan of dissolution and liquidation if no business combination” at pages 12-14 and in “Proposed Business – Effecting a Business Combination – Plan of distribution and liquidation if no business combination,” at page 64. Accordingly, the Company does not believe that the additional disclosure suggested by the staff is necessary. In this connection, the Company notes that, in other BCC transactions that have recently been declared effective, allowances of between $50,000 to $75,000 did not give rise to a need for disclosure of the type suggested by the staff. The Company further notes that the $100,000 would be derived only from interest earned on the Trust Account and not from the Trust Account’s principal and that, as discussed in response to comment 7, the Sponsor will indemnify the Company against creditor claims to the extent that a creditor has not waived its rights against the Trust Account. The Company has revised the above-referenced disclosure to clarify the source of the $100,000.

7.	Clarify whether the Sponsor’s indemnification obligation covers any debts, expenses or liabilities arising in connection with a proposed transaction or whether such indemnification is solely limited to such costs related to creditors who did not grant waivers.

The Company has revised the registration statement to clarify that the Sponsor’s indemnification covers all creditors except those who have waived their rights

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August 14, 2006

against the Trust Account, in “Summary – The Offering – Plan of dissolution and liquidation if no business combination” at page 14 and “Proposed Business – Effecting a Business Combination – Plan of dissolution if no business combination,” at page 64.

8.	To the extent that no business combination transaction is consummated and the company is scheduled to dissolve and liquidate but the stockholders vote against such a dissolution and liquidation, please discuss the potential that the company may become subject to the Investment Company Act of 1940.

The Company believes that the requested disclosure is set forth in “Risk Factors – Risks Associated with This Offering – If we are deemed to be an investment company…,” beginning at page 40, specifically in the last sentence of the first paragraph and in the discussion in the next paragraph of the consequences of being deemed an investment company.

9.	We note that the “initial business combination must be with one or more target businesses whose fair market value is at least equal to 80% of the amount in the Trust Account, net of amounts for taxes, the underwriters’ deferred compensation amount and up to $2,500,000 for working capital needs, and excluding the letter of credit amount.” See, e.g., page 1. The transaction would thus require approximately $73.6 million, or 80% of the $92.06 million in trust proceeds. We also note that the company will proceed with the initial business combination if 29.99% of the public stockholders vote against the business combination and exercise their redemption rights. If so, excluding interest earned on the trust, approximately $62.8 million ($92.06 million—(2,984,005 shares x $9.80)) would remain in the trust account. Therefore, the company would have to find approximately $11 million, excluding interest earned on the trust, from other sources (e.g., equity or debt financing) to proceed with the initial business combination.

If so, please revise the registration statement throughout to disclose the need for such additional funding and how the company will obtain it. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a higher fair market value. Disclose as well whether any such financing arrangements have been contemplated with any third parties to raise such additional funds, through the sale of securities or otherwise. See, e.g., page 43 (referring to amounts paid for any fees or costs incurred in connection with any debt or equity financing made in connection with business combination).

Securities and Exchange Commission

August 14, 2006

The Company has revised the disclosure on pages 2, 27, 40, 52 and 61 in response to the staff’s comment.

10.	We note that the company has six directors and executive officers. Risk factor fifteen at page 22 states that the company “expect[s] our current management to remain associated with us following a business combination.” Management will remain “if they are able to negotiate and agree to mutually acceptable employment terms.” If the company acquires a target company in an all-cash transaction, “it would be more likely that current members of management would remain... if they chose to do so,” whereas if the combination is a merger and the stockholders of the target company control the combined company, “it may be less likely that current members of management would remain... unless it was negotiated as part of the transaction.” The company’s board “may look unfavorably upon or reject a business combination with a potential target business whose owners refuse to retain members of our management...” We note also the statement at page 44, in connection with any out-of-pocket expenses of officers and directors that exceed proceeds available for reimbursement, that “Since the role of our officers and directors after a business combination is uncertain, we have no current ability to determine what remuneration, if any, will be paid to those persons after a business combination.” Finally, the prospectus states at page 76 that a committee of independent directors will negotiate the terms of employment or consulting agreements.

Please discuss further, where appropriate, the expectation that some of the company’s current management and directors, identified in the discussion, will remain associated with the combined company. Detail how the company would accomplish this result, with reference to the necessary transaction structure, valuation determinations, exchange ratios and other contingencies that must be addressed and structured to ensure that the company’s management and/or directors would be able to maintain their positions with the combined company.

The Company has revised the risk factor at page 24 and made conforming changes in “Proposed Business – Effecting a Business Combination – Management following a business combination,” at page 59 to clarify that it is only a possibility that current management will remain associated with the Company following a business combination, and that whether they do will depend upon the terms of the business combination, previously discussed in the risk factor.

Securities and Exchange Commission

August 14, 2006

11.	As a related matter, we note the statement at page 72 that, “If our directors, officers or Sponsor were to make substantial loans to us, they may look unfavorably upon or reject a business combination with a potential target whose owners refuse to pay such amounts.” Please also discuss the way in which the company would accomplish the repayment and add a related risk factor.

The Company erroneously included in the registration statement the sentence to which you refer and has, accordingly, deleted it.

Registration Statement Cover Page

12.	We note that an indeterminate number of shares cannot be registered. Please revise footnote (4) to clarify what Rule 416 provides or delete the reference.

The Company has revised footnote 4 to conform its language to that of Rule 416.

Prospectus Cover Page

13.	We note that, in the event of a dissolution and liquidation, the funds in the trust account will be distributed to public stockholders, including interest earned on the funds in the account, “after payment of up to $2,500,000 to cover our administrative expenses, working capital, expenses in seeking business combinations or implementing a plan of dissolution and liquidation, if necessary, and reduction of the principal amount of the letter of credit....” The company may want to consider adding a risk factor regarding the public stockholders’ rights to interest, in view of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers. Please also add this information to the table at page 68, which compares the terms of the offering to the requirements of a Rule 419 offering.

The Company has revised the disclosure at pages 9, 44 and 71 to reflect that the interest proceeds on the Trust Account that may be distributed to the public stockholders will be net of amounts (i) of up to $2,500,000 to pay for administrative expenses, working capital, fees reimbursable to the Sponsor with respect to the creation and maintenance of the letter of credit, and expenses in seeking a business combination, (ii) used to reduce the principal amount of the letter of credit on the terms described in the revised disclosure (which will be reflected in the Trust Agreement), and (iii) of up to $100,000 for possible dissolution and

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August 14, 2006

liquidation expenses. The Company has further revised the registration statement by supplementing “Risk Factors – Risks Associated with Our Business - You will not be entitled to protections normally afforded to investors of blank check companies,” at page 18, with this information.

Inside Front Cover Page of Prospectus

14.	We note the statement that the “information contained in this prospectus is accurate only as of the date on the front cover of this prospectus.” If the distribution of units is not complete, the company would appear to have a duty to update the prospectus to reflect material changes in its business. See the undertakings in Part II of the registration statement. Please advise.

The Company has revised the inside front cover of the prospectus to delete the statement that “information contained in this prospectus is accurate only as of the date on the front cover of the prospectus” and the following sentence.

Prospectus Summary, page 1

15.	Please explain why the prospectus defines the term “business combination,” to include, among other things, a “capital investment” and “stock purchase.” State whether the company would consider the acquisition of a minority interest(s) in a target company(ies).

The Company has revised the definition of “business combination” by deleting the term “capital investment” since it is redundant. The Company has retained the term “stock purchase” since it is possible that the Company could acquire a business by purchasing capital stock from the holders thereof or through an acquisition of a majority interest directly from the target itself. The Company has further revised the definition to exclude acquisition of a minority interest in a target, but to allow a merger that results in a situation in which the Company’s stockholders would hold a minority interest in the combined entity.

16.	We note that the company “intends[s] to focus on prospective targets in the insurance industry in the United States, Canada, Bermuda and the Cayman Islands.” In view of the scope of this plan, the disclosure required by Item 101 should include a discussion of how the company intends to conduct its search for a business combination candidate. In particular, please explain whether the company will consider foreign companies and non-specialty insurance companies simultaneously with, or subsequent to, its consideration of U.S. companies and specialty insurance companies.

Securities and Exchange Commission

August 14, 2006

The Company will consider entering into a business combination with an insurance business incorporated in Canada, Bermuda or the Cayman Islands only if it has substantially all of its business, and all of its insurance risk, in the United States. The Company has, accordingly, modified the definition of “target business” at page 1 and elsewhere to conform to the discussion in the first paragraph of “Summary-Our Company” and to conform the disclosure elsewhere in the registration statement. The Company has also clarified in those other discussions that the foreign jurisdictions are principally where the businesses may be incorporated, and not where they have insurance risk. As a result, the Company will not give any priority to U.S. incorporated businesses over foreign-incorporated businesses and the method of conducting its search will remain as described in “Proposed Business-Effecting a Business Combination-Sources of target businesses,” at page 57.

17.	Please explain why the company expects that a target business incorporated in Canada, Bermuda or the Cayman Islands “will have substantially all of its business, and all of its insurance risk, in the United States.” Please explain the advantages/disadvantages for insurance-related companies of incorporation in these particular countries, if any, as compared to the United States and to one another.

The Company advises the staff that the disclosure was meant to convey that target companies that will be considered by the Company will have substantially all of their business and all of their insurance risk in the United States, and not that all Canadian, Bermudian, and Cayman Islands businesses have their businesses and insurance risk in the U.S. The Company has revised the disclosure in “Summary” at page 1, in “Proposed Business – Introduction” at page 52, and elsewhere in the registration statement, to make that meaning clear. The Company has further revised the registration statement in these sections to discuss the advantages and disadvantages of incorporation in the various jurisdictions.

18.

We note the disclosure here and in the business section highlighting the specialty insurance businesses and the company’s particular interest in this business. Considering that the company is not restricted to this part of the insurance industry, such disclosure creates an implication that the company will acquire a specialty insurance business. If the company were to acquire another type of insurance-related company, the disclosure concerning the specific advantages of

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August 14, 2006

the special insurance business would be irrelevant. Please revise your disclosure generally to place potential target insurance-related companies on an equal footing. For example, revise the disclosure to eliminate comparative evaluations, see, e.g., page 53 (“the best opportunities are likely to involve companies with a particular interest in specialty insurance products”), page 54 (2004 data showed greater profitability for E&S market than non-life industry as a whole).

The Company advises the staff that its primary focus in seeking a target is to acquire a specialty insurance business and that it is unlikely that it would acquire a non-specialty insurance business. However, the Company does not wish to foreclose the possibility that it could acquire a suitable non-specialty insurance business because, as disclosed in the registration statement, it has made no attempt to gauge what targets will be available when it begins its search process. Since the Company believes, however, that the possibility of acquiring a non-specialty business is remote, it does not believe it is appropriate, and that it may be misleading, to put potential specialty and non-specialty insurance businesses on an equal footing. In the event that the Company proposes to acquire a non-specialty insurance business, the Company notes that it could do so only after full disclosure to, and obtaining the requisite approval of, its stockholders through the proxy process.

19.	We note also the disclosure in the business section that the target company may be a holding company. See page 56. Please add this disclosure elsewhere in the prospectus, as appropriate. See, e.g., the risk factors discussing regulation of the insurance industry. We note in particular that the prospectus states that the company would apply the valuation standard for a target holding company based on established valuation criteria in the insurance industry. See id. Please disclose any other special circumstances that a proposed holding company acquisition could involve, concerning such matters, for example, as preparation of financial statements, diversification, interlocking boards, and the like.

In response to the staff’s comment noting that a target company could be a holding company, disclosure to this effect has been added to certain of the risk factors under the heading, “Risk Factors — Risks Related to our Target Business”, at pages 29-30, 33, 35, and 37 of the draft registration statement.

In response to the staff’s comment asking about special circumstances that a proposed holding company acquisition could involve, the Company believes that there are no material differences between acquiring an insurance company and acquiring its holding company other than those already discussed in “Risk Factors — Risks Related to Our Target Businesses — If we acquire or become a holding company...,” at page 33.

Securities and Exchange Commission

August 14, 2006

20.	At page 3, please explain the selection of the principal amount of the letter of credit, i.e., $3,000,000 or $3,291,000 if the overallotment is exercised in full. Please also state the expiration date and the fees and expenses associated with the letter of credit.

The Company has revised the registration statement, at page 4, to add two sentences disclosing the basis on which the principal amount of the letter of credit was selected and the expiration date of the letter of credit. Since, as disclosed in the registration statement, the fees are borne by the Sponsor and reimbursable by the Company only from the up to $2,500,000 of interest earned on the Trust Account that may be withdrawn for working capital purposes, the Company does not believe that disclosure of the amount of the fees is material to investors. Conforming revisions have been made at pages 51, 69 and 79.

Securities and Exchange Commission

August 14, 2006

21.	The prospectus states at page 3 that the letter of credit will be drawn upon only if the company fails to complete a business combination within the time set forth in the prospectus and must liquidate the trust account; and the amount in the trust account available for distribution to public stockholders upon liquidation is less than $10 per share. Please confirm, if appropriate, that the letter of credit could be drawn if, for any reason, the amount available for distribution is less than $10 per share.

The Company confirms that the letter of credit could be drawn if, for any reason, the amount available for distribution is less than $10 per share. Disclosure with respect thereto is set forth in “Proposed Business-Effecting a Business Combination-Plan of dissolution and liquidation if no business combination,” at page 61, in the first paragraph thereof, and again in the first sentence of the third paragraph thereof, at page 61.

22.	The prospectus further states at page 3 that the Sponsor has the “option” to use interest earned on the funds in the trust account to reduce the principal amount of the letter of credit. However, the prospectus as a whole suggests that the Sponsor does not have discretion in this regard and that the principal amount of the letter of credit will be reduced by interest earned. Please clarify.

The Company has revised the registration statement at pages 10, 12, 44, 51 and 79 to clarify that application of interest on funds in the Trust Account to reduce the principal amount of the letter of credit is at the Sponsor’s option, provided that certain conditions are met. Such conditions are: (i) prior to the time if any such reduction, $1,250,000 has been drawn by the Company for working capital needs and (ii) immediately after any such reduction, the Company has at least $250,000 available outside of the Trust Account for working capital needs.

The Company advises the staff that interest earned on funds in the Trust Account that is used to reduce the principal amount of the letter of credit will be held in the Trust Account as additional Trust Account funds and will not be available for withdrawal by the Company as part of the permitted withdrawal of up to $2,500,000 of interest earned on the Trust Account. Clarifying revisions have been made to the registration statement at pages 4 and 79.

23.	For the sake of clarity, please explain the mechanics of reductions in the principal amount of the letter of credit. Explain, for example, whether a reduction in the

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August 14, 2006

principal amount would be a bookkeeping matter, without any actual transfer of funds, or would be carried out in another way. Clarify whether the reductions would correspondingly reduce the amount available for distribution to stockholders in the event of dissolution and liquidation. See, e.g., page 58 (company will distribute to public stockholders, among other things, “the amount then available to the Trust Account through our Sponsor letter of credit”).

The Company advises the staff that interest earned on the Trust Account that is used to reduce the principal amount of the letter of credit will be retained in the Trust Account since the letter of credit is simply a promise by the letter of credit issuer (Commerce Bank) to provide funds when required rather than a contemporaneous funding that needs to be repaid. To the extent the letter of credit is drawn upon, repayment to the bank is solely the obligation of the Sponsor and Cohen Brothers, LLC, and not the Company or the Trust Account. The Company has revised the registration statement to state that the interest will be retained in the Trust Account, at “Summary – Sponsor Loan and Letter of Credit,” at page 4 and on page 79. The Company further advises the staff that, since the letter of credit may only be drawn upon if the amount in the Trust Account is insufficient to allow liquidation distributions of $10 per share, and since the interest income that reduces the principal amount of the letter of credit will be retained in the Trust Account, the reduction in the principal amount of the letter of credit will not reduce the amounts in the Trust Account otherwise available for distribution.

24.	It appears that interest earned on the deferred underwriters’ compensation would not be available to reduce the principal amount of the letter of credit, see, e.g., page 9. Please confirm.

The Company confirms that interest earned on the deferred underwriters’ compensation would not be available to reduce the principal amount of the letter of credit. Such reductions may only be derived from interest earned on funds in the Trust Account apart from the deferred underwriters’ compensation.

25.	It appears that the letter of credit could not be drawn upon for distributions to redeeming shareholders if the amount in the trust account available for such purposes were less than $10 per share. Please confirm and explain why redemptions would be treated differently than liquidation distributions.

The Company confirms that the letter of credit may not be used to fund redemptions. In a redemption, the $10 per share redemption amount will be taken

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from funds in the Trust Account. The funds in the Trust Account would greatly exceed any amount that would be payable to redeeming stockholders and, accordingly, the letter of credit would not be needed. While redemption payments will reduce the amount available in the Trust Account for use as consideration in the business combination, if the Company needs additional funds, it will seek further financing. The Company provided disclosure in this regard in “Risk Factors — Risks Associated with Our Business — If you vote in favor of a business combination and such business combination is approved and consummated…” at page 28. The Company also disclosed that, to the extent there are insufficient funds to complete a business combination, it will need to obtain additional financing, in “Risk Factors — Risks Associated with Our Business — We may be unable to obtain additional financing…” at page 27 where, among other factors, the Company has disclosed that redemption for cash of a significant number of shares from dissenting shareholders could result in the need for additional financing in connection with a business combination. The Company has added conforming disclosure in “Proposed Business – Effecting a Business Combination – Redemption Rights,” at page 61.

26.	The prospectus states at pages 10-11 that, if an initial business combination is completed, public stockholders that voted against the transaction will be entitled to redeem their common stock for $10 per share. See also page 58 (“an actual per share redemption price” of $10) and the prospectus cover (“not less than $10.00 per share of common stock”). This amount will be payable out of the trust account, net of taxes payable, excluding certain specified amounts. Elsewhere, however, see, e.g., page 17, the prospectus indicates that third-party claims or bankruptcy claims could reduce the per share amount below $10. Please explain why the disclosure is appropriate if the company cannot ensure that there will be sufficient funds in the trust amount to permit such a per share redemption amount.

The Company advises the staff that, as disclosed in the registration statement, the right of redemption only arises upon completion of a business combination to which the redeeming shareholders object. Thus, claims of creditors would become the responsibility of the combined company rather than the Trust Account. The risk factor on pages 18-19 to which the staff refers discusses the situation in which no business combination has occurred, the Company has been dissolved, and the Trust Account is being liquidated.

Securities and Exchange Commission

August 14, 2006

Summary Financial Data, page 15

27.	Please revise your table to ensure that the amount presented as a sponsor loan at April 30, 2006 agrees to your balance sheet presented on F-3 (i.e. $300,000) or remove this line item from your table.

The Company has removed the sponsor loan as a line item from the table on page 16.

28.	Please revise footnote (1) to clarify that your as adjusted column assumes full payment to the underwriters of the underwriters’ discount out of the gross proceeds of the offering, including the $1,940,000 being held in the trust account representing the contingent underwriting discount.

As a result of the revision it has made in response to comment 29, and the addition of new Note (3), the Company believes that revision of Note (1) is not now necessary.

29.	Please revise your table to include a footnote that discloses the amount of deferred compensation included in the as adjusted stockholders’ equity amount.

The Company has revised the table in “Summary Financial Data” at page 16 to disclose the $1,940,000 of deferred underwriting discount in the line item “Total liabilities,” and has added a new Note (3) identifying it as such.

Risk Factors, page 16

Risks Associated with Our Business

30.	Risk factor five at page 17 discusses the possibility that third-party claims against the company could take priority over the claims of the public stockholders and reduce below $10 per share the liquidation amount available in the trust account. The risk factor also discusses the possible depletion of the trust account by creditor claims in a bankruptcy. Please discuss the status of the letter of credit in each scenario. It appears, for example, that the letter of credit would operate as the functional equivalent of a guarantee by the Sponsor of the company’s obligations to its public stockholders in the event of a liquidation. If so, the legal status of the letter of credit in a bankruptcy or liquidation proceeding would seem to differ from the status of funds in the account, if any, that represent a dollar-for-dollar reduction of the principal amount of the letter of credit. Please discuss.

The Company advises the staff that the letter of credit is not an asset of the Company and the funds underlying the letter of credit are not held in the Trust

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August 14, 2006

Account; rather, it is an instrument from which funds may be drawn only if amounts available in the Trust Account are insufficient to provide a liquidating distribution of $10.00 per share to the public stockholders. Thus, the letter of credit may be drawn against only if creditor claims, whether in a bankruptcy proceeding or not, have reduced the amounts available in the Trust Account below that $10.00 per share amount.

31.	The seventh risk factor at pages 18-19 of the prospectus states that the withdrawal of up to $100,000 from the trust account to pay for dissolution and liquidation expenses would reduce the per share amount that public stockholders would otherwise receive from the trust account. Please explain why the letter of credit would not be drawn upon to replace the funds withdrawn to pay liquidation and dissolution expenses.

The Company advises the staff that the letter of credit may be drawn against only to the extent that the total funds available in the Trust Account are less than $10 per share. However, in addition to the $10 per share, investors are entitled to receive interest on their funds in the Trust Account net of specified items. To the extent that the $100,000 is derived from such interest, it would reduce the amount received by the investors but would not require a draw on the letter of credit. The Company has revised the last sentence of the last paragraph of this risk factor, at page 20, to clarify that disclosure.

32.	The twenty-first risk factor at page 24 states that the company expects to encounter intense competition from other entities having a business objective similar to that of the company. Please discuss whether there are any differences in this regard between the countries in which you may look for a target company(ies), i.e., the United States, Canada, Bermuda and/or the Cayman Islands.

The Company advises the staff that it does not believe that there will be any differences in the competition it faces resulting from a target’s jurisdiction of incorporation. The Company notes in this regard its response to comment 16 that any target business will, wherever it is incorporated, have substantially all of its business, and all of its insurance risk, in the United States and, as a result, that it is not looking at targets serving differing insurance markets. Accordingly, the Company believes that the risk factor (which by its terms applies equally to such companies incorporated in the United States, Canada, Bermuda and the Cayman Islands) is appropriate.

Securities and Exchange Commission

August 14, 2006

33.	The twenty-second risk factor at page 25 states that the company may acquire a target business with a history of poor operating performance “if we believe that target business has attractive attributes that can take advantage of trends in the insurance industry.” Please provide some examples of the “attractive attributes” and “consumer tastes and preferences” that are mentioned in the discussion. We note that the prospectus discusses at page 54 the possibility of a target company that is financially unstable or in the early stage of development or growth. Please discuss these potential targets in the twenty-second risk factor or another risk factor, as appropriate.

The Company has revised “Risk Factors-Risks Associated with Our Business – We may acquire a target business…,” at page 27, to provide examples of the kinds of factors that the Company might look for were it to consider acquiring a poorly-performing business. In addition, upon further consideration, the Company does not believe that the reference to consumer tastes and preferences is material to the Company’s search for target businesses and has deleted it. Finally, the Company has revised this risk factor to include a discussion of developing businesses in addition to poorly-performing businesses.

34.	The twenty-third risk factor at page 25 states that, if the company is unable to obtain additional financing needed to complete a business combination or to fund the operations of the target business, it may be compelled to restructure or abandon a particular business combination. Please explain what is contemplated by the use of the term “restructure.”

The Company advises the staff that the reference to “restructure” was meant to refer to a restructuring of the consideration in the business combination. The Company has revised the registration statement at page 27, to clarify its use of the term.

35.	The twenty-fifth risk factor at page 26 discusses the possibility that a target company may lack audited financial statements prepared in accordance with U.S. GAAP and have only financial statements audited in accordance with statutory accounting principles applicable to insurance companies. Please explain whether this risk extends to every jurisdiction in which the company may seek a target company or merely to foreign jurisdictions.

The Company advises the staff that it believes that the risk extends over all jurisdictions in which targets may be incorporated, not merely targets incorporated in foreign jurisdictions. The Company has added clarifying language to the third sentence of “Risk Factors – Risks Associated with our Business – Finding one or more target businesses…”, at page 28.

Securities and Exchange Commission

August 14, 2006

Risks Related to Our Target Business, page 27

36.	Risk factor one discusses the need for prior regulatory approval of certain insurance-related acquisitions by the interested insurance commissioner in the fifty states and the District of Columbia. Because the target company(ies) may be in Canada, Bermuda and/or the Cayman Islands, please add information concerning any necessary regulatory approvals in these countries.

The Company has revised “Risk Factors — Risks Related to Our Target Business — We may not be able to obtain regulatory approvals…,” at page 29, to add information concerning regulatory approvals in Canada, Bermuda and the Cayman Islands.

37.	The second risk factor at page 28 refers to extensive regulation in the “states and countries” in which the company will operate, but the discussion refers specifically only to a U.S. association, U.S. regulators and U.S. federal legislation and administrative policies. Please provide similar information concerning the regulation of operations in the foreign jurisdiction(s) in which the target company(ies) may be located.

The Company has revised “Risk Factors — Risks Related to Our Target Business — Each of our target businesses will be subject to extensive regulation…,” at page 30, to discuss Canadian, Bermudian and Cayman Islands, as well as U.S., regulation, and to simplify and condense the presentation.

38.	Please provide support for the statements in risk factor fourteen at page 33 describing historical patterns in the insurance business.

The requested support is set forth in Exhibit A to this letter.

39.	The twentieth risk factor at page 35 refers to the possibility that the company may change domiciles in connection with a business combination. Please include this possibility in the prospectus summary.

The Company has revised the registration statement in “Summary – Our Company,” at page 1, and in “Proposed Business – Introduction,” at page 52 to state that the Company may relocate its home jurisdiction from Delaware to another jurisdiction in connection with a business combination.

Securities and Exchange Commission

August 14, 2006

Risks Associated with This Offering, page 35

40.	Please expand the discussion of how the company determined the public offering price. In this regard, please tell us the factors that were considered in determining to value this offering at $97,000,000. What factors did you consider when determining that you might need $94,000,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration” but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Dekania Corp. In particular, considering management’s significant experience in the insurance business, the precise nature of their knowledge about the ability to effect a combination with a company with a fair market value equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

The Company advises the staff that based on current market conditions for public offerings of blank-check companies, the business experience of the Company’s management and the underwriters’ prior experience in marketing, selling and underwriting public blank-check offerings, the underwriters believe that they will be able to raise $97 million in the offering. The amount held in trust is solely a factor of: (i) the gross proceeds of the offering less the expenses of the offering and (ii) the amount that the underwriters’ believe that potential investors would require to be held in trust relative to an investor’s initial investment, based on prior blank-check offerings that have recently been completed. The Company further notes that it has performed no diligence or evaluations of prospective targets, nor conducted any discussions, negotiations or similar activities with respect to a business combination transaction and has provided disclosure to that effect in “Risk Factors – Risks Associated with Our Business – Because we have not identified any prospective target business combination…,” at page 21, “Proposed Business – Effecting a Business Combination – We have not identified a target business,” at page 56, and “Summary – Our Company”, at page 1.

Securities and Exchange Commission

August 14, 2006

Use of Proceeds, page 41

41.	We note that you included the $3 million sponsor letter of credit in your use of proceeds table. We also note that the funds from this line of credit will not be used to effect the business combination (i.e., the purpose for which the offering proceeds are obtained). Tell us why it is appropriate to include this line of credit in this table in the context of Item 504 of Regulation S-K or remove this amount from your table. Consider presenting the letter of credit as a footnote disclosure to the table.

The Company notes that there are actually two possible uses for the bulk of the offering proceeds: consideration in a business combination and distributions to public stockholders in a liquidation. The Company has sought to design the use of proceeds table to provide appropriate disclosure of the two alternatives. The Company further notes that its undertaking to distribute at least $10 per share to the public stockholders in a liquidation is made possible, at least initially, by the Sponsor’s letter of credit. The Company believes that to show net proceeds without also showing the availability of the letter of credit could mislead investors both as to the amount ultimately available in a liquidation, as well as to the sources thereof. The Company also notes that the line item is segregated at the bottom of the table under a caption, “Adjustments,” and with a line item designation, “Principal amount of Sponsor letter of credit,” which clearly distinguishes the information from the other disclosure in the table with respect to the application of offering proceeds. Finally, the Company notes that the disclosure format adopted in the table conforms to the disclosure made by several recent BCC offerings, including Energy Infrastructure Acquisition Corporation, a recently effective offering. In that offering, instead of a letter of credit, a note from the founders was used which the Company believes is a functional equivalent of the letter of credit to be used here.

Capitalization, page 47

42.	Please revise to reflect the redemption rights of the public stockholders to be consistent with your Summary Financial Data on page 15.

The Company has revised the registration statement, at page 49 to conform Note (3) to Note (4) at page 16.

Securities and Exchange Commission

August 14, 2006

43.	Please revise your table to include a line item in the as adjusted column that discloses the amount of deferred compensation.

The Company believes that inclusion of the amount of deferred underwriting compensation would not be appropriate because it represents either an amount payable to the underwriters (if a business combination is completed) or distributable to the public stockholders (if the Company is liquidated) and not capital of the Company. The Company has, however, added a new footnote (2) to the “As Adjusted” column to disclose that the amounts do not include the $1,940,000 of deferred underwriting compensation.

Proposed Business, page 50 Overview of U.S. Insurance Industry

44.	Because a target company may be located in Canada, Bermuda and/or the Cayman Islands as well as the U.S., provide similar information in this section concerning the insurance industry in these countries.

As disclosed in the registration statement, and as discussed in the Company’s response to comment 16, even if a target business is incorporated in a foreign jurisdiction, the target business must also have substantially all of its business, and all of its insurance risk, in the United States. Accordingly, the insurance markets in the foreign jurisdictions are not material to the Company.

45.	Please provide support for the data and other information concerning the insurance industry.

The requested support is set forth in Exhibit B to this letter.

Market Opportunity, page 53

46.	Please clarify the nature of the excess and surplus market and the specialty admitted market, as, for example, by describing risks or activities appropriate for coverage by these respective markets.

The Company has revised “Proposed Business – Market Opportunity” at pages 55-56 to clarify the nature of the E&S market and specialty admitted market.

Effecting a Business Combination, page 54

47.	We note that the possibility of a business combination with “a financially unstable

Securities and Exchange Commission

August 14, 2006

company or an entity in its early state of development or growth, including entities without established records of sales or earnings” does not appear in the prospectus summary. Please revise. In addition, please add a risk factor concerning this possibility.

The Company advises the staff that it included the cited disclosure only to be inclusive in its disclosures. The Company further advises the staff that it doesn’t intend to focus on acquiring such companies. Accordingly, the Company believes that to include the suggested disclosure in the “Summary” discussion would place undue emphasis on an unlikely possibility and, accordingly, that it would be materially misleading to investors. The Company has expanded the risk factor at page 27, “We may acquire a target business with a history of poor operating performance or that is in an early stage of development or growth. We may be unable to improve or develop these businesses” to also discuss early-stage companies.

Sources of target businesses

48.	Please disclose that the underwriters could serve as a source for identification of target businesses and receive a finders’ fee in connection with serving as the source of identification of target businesses. See page 84.

The Company has revised the first paragraph, first sentence, of this section, at page 57, to disclose that the underwriters could serve as a source for identification of target businesses, and has added a new sentence at the end of the paragraph disclosing that they could receive a finder’s fee but that the Company will not enter into an agreement with, nor pay a fee to any underwriter acting as a finder or broker within 90 days of the prospectus date. The disclosure conforms to the disclosure at page 88.

Management following a business combination, page 57

49.	The prospectus states that “it is likely that the management of the target business at the time of the business combination will remain in place.” Please revise the discussion to make it consistent with the discussion in risk factor fifteen at page 22 and your response to our comments, supra.

As a result of the revisions to the registration statement made in response to comment 10, the Company believes that the respective disclosures are now consistent.

Securities and Exchange Commission

August 14, 2006

Management, page 69

50.	Please explain the phrase, “CDO programs of insurance subordinated,” in the description of Mr. Vernhes.

The Company has corrected the referenced phrase, at page 72 to be “CDO programs including insurance company subordinated debt.”

Financial Statements

General

51.	Given that the offer and sale of the warrants and the securities underlying the warrants are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears that you will be required to file timely updates to this registration statement and to deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that, pursuant to the guidance in paragraphs 14-18 of EITF 00-19, you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that, if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result, liability classification will be required. Paragraph 17 of EITF 00-19 states that, if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears that you are currently assuming that the warrants will be classified as equity upon issuance, based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Securities and Exchange Commission

August 14, 2006

The Company has revised the registration statement at pages 6, 7, 82, 83 and F-9 to clarify that no warrants will be exercisable unless, at the time of exercise, a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. The Company has further clarified that holders of the warrants are not entitled to net cash settlement or other considerations in lieu of physical settlement in shares of our common stock. Because under the terms of the warrant agreement between the Company and American Stock Transfer & Trust Company, as warrant agent, there is no possibility of a net cash settlement, even if the warrants are not exercisable due to the failure by the Company to maintain an effective registration statement, the Company determined that the warrants should be classified as equity under the guidance set forth in EITF 00-19. The Company has added additional disclosure at page F-9 and under the sections entitled “Warrants” and “Incentive Warrants” at pages 82-83 to clarify that the holders of the warrants are not entitled to net cash settlement. The Company has also added two additional risk factors at pages 20 and 21 to discuss the redemption of the warrants and the exercisability of the warrants.

Notes to Financial Statements

Note 1 - Organization, F-7

52.	We note that you disclose that your ability to commence operations is based on the private placement and public offering. You further state that this contingency raises substantial doubt about your ability to continue as a going concern. Please instruct your auditor to tell us how this disclosure is consistent with their opinion that does not have a modification for uncertainty.

The Company has deleted the former second and third sentences of the third paragraph of Note 1 at page F-7.

53.	Please revise here and throughout your notes to financial statements to disclose that Cohen Bros. Acquisitions, LLC is a related party.

The Company has revised the fourth paragraph of Note 1 at page F-7 to state that Cohen Bros. Acquisitions LLC is a related party of the Company. Conforming revisions have been made to Notes 2 (second paragraph at page F-9), 4 (page F-9) and 5 (first paragraph; page F-10).

Securities and Exchange Commission

August 14, 2006

Note 2 - Proposed Offerings, F-9

54.	Please revise here, Note 5, and throughout your filing to disclose the material terms of the warrants included in the private placement units; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (for example, net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations.

The Company has revised the disclosures in Note 2 and Note 5 in response to the staff’s comments. The Company has also provided additional disclosure in “Warrants” at pages 82-83 and in the two additional risk factors at pages 20 and 21 added in response to the staff’s comment number 51 above.

Note 5 - Commitments and Contingencies, F-9

55.	Please revise your disclosure of the fair value of the incentive warrants to include the strike price used in your calculation. Also, provide us with a copy of your Black-Scholes fair value calculation.

The Company has revised the second paragraph of Note 5 to add, at the end of the seventh sentence, an additional reference to the exercise price. Attached as Exhibit C to this letter is a copy of the Black-Scholes fair value calculation.

Other Regulatory

56.	Please provide a current dated consent of the independent accountants in any amendment.

The Company has provided a current dated consent as Exhibit 23.1 to the registration statement.

Exhibits

57.	Please file all exhibits with the next amendment.

The Company advises the staff that the parties are in the process of finalizing the exhibits not furnished with this amendment and will file such exhibits upon their completion.

Very truly yours,

J. Baur Whittlesey

Enclosure

cc:	Thomas Friedberg

Cathey Baker

Douglas S. Ellenoff, Esq.

Jack I. Kantrowitz, Esq.

Exhibit C

Barrier Options (with a single Barrier) - American and European Style	DEKANIA CORP.	FinancialCAD

Input Parameters
Value Date	24-May-2006
Expiry Date	24-May-2011	Option Style	American Style
Price at Value Date	$9.60	Option Type	Call
Exercise Price	$8.00	Barrier Type	Up and in
Volatility	45.10%	Barrier level	$11.00
Rate1 (annual) - Risk Free	4.88%	Redemption	0
Rate2 (annual) - Dividend	0.00%	For American Style Options - set level from 1 to 4
		Optimization	optimization level 4 (highest)

Option Statistics

Fair Value	4.95067114	includes the value of the rebate
Delta	0.82365124	rate of change in option value per one unit change in underlying
Gamma	0.02696252	rate of change in delta per one unit change in underlying
Theta	-0.00107957	rate of change of option value per day
Vega	0.05652732	rate of change of option value per 1% change in volatility
Rho of Rate1	0.13878132	rate of change of option value per 1% change in rate1
Rho of Rate2	-0.36884416	rate of change of option value per 1% change in rate2
Value of Rebate	0.00000000

Prob of hitting barrier	0.85778782	(early exercise taken into account - risk neutral prob. dist)
Prob of hitting barrier	0.82342301	(early exercise not taken into account - normal prob. dist.)

Barrier Options (with a single Barrier) - American Style Only	DEKANIA CORP.	FinancialCAD

aaBarrier_am
underlying price	$9.60
exercise price	$8.00
barrier	$11.00
value (settlement) date	24-May-2006
expiry date	24-May-2011
barrier type	1	up and in
rebate if barrier is hit (knock out)	$0.01
volatility	45.10%
rate - annual - Actual/365	4.875%
holding cost - annual - Actual/365	0.000%
option type	1	call
iterations	5000
statistic	1	fair value

fair value	4.951682341
Delta	0.823325279
Gamma	0.026975015
Theta	-0.001078499
Vega	0.056180574
Rho of Rate1	0.13870978
Rho of Rate2	-0.368746856

Barrier Options (with a single Barrier) - American and European Style	DEKANIA CORP.	FinancialCAD

Input Parameters

Value Date	24-May-2006
Expiry Date	24-May-2011	Option Style	American Style
Price at Value Date	$9.60	Option Type	Call
Exercise Price	$8.00	Barrier Type	Up and in
Volatility	45.10%	Barrier level	$12.00
Rate1 (annual) - Risk Free	4.88%	Redemption	0
Rate2 (annual) - Dividend	0.00%	For American Style Options - set level from 1 to 4
		Optimization	optimization level 4 (highest)

Option Statistics

Fair Value	4.94203522	includes the value of the rebate
Delta	0.82611532	rate of change in option value per one unit change in underlying
Gamma	0.02711619	rate of change in delta per one unit change in underlying
Theta	-0.00108769	rate of change of option value per day
Vega	0.05709731	rate of change of option value per 1% change in volatility
Rho of Rate1	0.13906989	rate of change of option value per 1% change in rate1
Rho of Rate2	-0.36870246	rate of change of option value per 1% change in rate2
Value of Rebate	0.00000000
Prob of hitting barrier	0.77295267	(early exercise taken into account - risk neutral prob. dist)
Prob of hitting barrier	0.72322663	(early exercise not taken into account - normal prob. dist.)

Barrier Options (with a single Barrier) - American Style Only	DEKANIA CORP.	FinancialCAD

aaBarrier_am
underlying price	$9.60
exercise price	$8.00
barrier	$12.00
value (settlement) date	24-May-2006
expiry date	24-May-2011
barrier type	1	up and in
rebate if barrier is hit (knock out)	$—
volatility	45.10%
rate - annual - Actual/365	4.875%
holding cost - annual - Actual/365	0.000%
option type	1	call
iterations	5000
statistic	1	fair value

fair value	4.94192564
Delta	0.82661264
Gamma	0.027096981
Theta	-0.001086254
Vega	0.056756342
Rho of Rate1	0.1390989
Rho of Rate2	-0.368659744